Aflac Incorporated 1st Quarter 2005 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2005	2004

Fixed charges:
Interest expense	$5,889	$5,920
Interest on investment-type contracts	2,169	1,410
Rental expense deemed interest	144	144

Total fixed charges	$8,202	$7,474

Earnings before income tax	$506,519	$466,374
Add back:
Total fixed charges	8,202	7,474

Total earnings before income tax
and fixed charges	$514,721	$473,848

Ratio of earnings to fixed charges	62.8x	63.4x

EXH 12-1